S&P maintains Ecopetrol's credit rating at BB+ and changes its outlook from stable to negative

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that S&P Global Ratings (“S&P”) modified the outlook of Ecopetrol’s credit rating from stable to negative, as a result of the review in the outlook of Colombia's credit rating, also from stable to negative.

Likewise, S&P confirmed that Ecopetrol's global rating is maintained at 'BB+' and ratified its independent credit profile (Stand-Alone) with investment grade at 'bbb-', stating that a review of Ecopetrol's independent profile is not expected during the next 12 months.

Finally, S&P has stated that Ecopetrol will continue to play an important role in the Colombian economy, and given the Government's participation in the company, its rating will correlate to that of Colombia.

The report issued by S&P on January 18, 2024 announcing the change in the rating outlook will be published in a future statement.

Bogota D.C., January 18, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co